As filed with the Securities and Exchange Commission on July 1, 2009
Registration No. 333-155747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Otter Tail Corporation
(Exact name of registrant as specified in its charter)

Minnesota	27-0383995
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
215 South Cascade Street, Box 496
Fergus Falls, Minnesota 56538-0496
(866) 410-8780
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
George A. Koeck, Esq.
General Counsel and Corporate Secretary
215 South Cascade Street, Box 496
Fergus Falls, Minnesota 56538-0496
(866) 410-8780
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Gary L. Tygesson, Esq.
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
(612) 340-8753

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

PART II
Item 15. Indemnification of Directors and Officers
Item 16. Exhibits
Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX
EX-5.1
EX-23.2
EX-24.1

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 (this “Amendment”) to that certain Registration Statement on Form S-3 (Reg. No. 333-155747) (the “Registration Statement”) is being filed pursuant to Rule 414 under the Securities Act of 1933, as amended (the “Securities Act”) by Otter Tail Corporation, a Minnesota corporation (“Otter Tail Holding”), as the successor registrant to Otter Tail Corporation, a Minnesota corporation (“Predecessor Registrant”), to reflect a reorganization of the Predecessor Registrant into a holding company structure.
The new holding company structure was effected on July 1, 2009 pursuant to a merger (the “Merger”) implemented pursuant to Section 302A.626 of the Minnesota Business Corporation Act and a Plan of Merger among the Predecessor Registrant, Otter Tail Holding (formerly Otter Tail Holding Company, a Minnesota corporation and direct subsidiary of the Predecessor Registrant) and Otter Tail Merger Sub Inc., a Minnesota corporation and indirect subsidiary of the Predecessor Registrant and direct subsidiary of Otter Tail Holding (“Merger Sub”) whereby, among other things, the Predecessor Registrant was merged with Merger Sub and the Predecessor Registrant was the surviving corporation under the name “Otter Tail Power Company.”
As a result of the Merger, the Predecessor Registrant became a direct, wholly owned subsidiary of Otter Tail Holding and Otter Tail Holding is the successor issuer to the Predecessor Registrant pursuant to Rule 414 under the Securities Act. Immediately following the Merger, Otter Tail Holding changed its name to Otter Tail Corporation.
In the Merger, each issued and outstanding common share of the Predecessor Registrant was converted into one common share of Otter Tail Holding, par value $5 per share, and each issued and outstanding cumulative preferred share of the Predecessor Registrant was converted into one cumulative preferred share of Otter Tail Holding having the same designations, rights, powers and preferences. In connection with the Merger, each person that held rights to purchase, or other rights to or interests in, common shares of the Predecessor Registrant under any stock option, stock purchase or compensation plan or arrangement of the Predecessor Registrant immediately prior to the Merger holds a corresponding number of rights to purchase, and other rights to or interests in, common shares of Otter Tail Holding, par value $5 per share, immediately following the Merger.
In accordance with paragraph (d) of Rule 414 under the Securities Act, Otter Tail Holding hereby expressly adopts the Registration Statement, including the Prospectus contained in Part I thereof, as its own registration statement except as amended by this Amendment, for all purposes of the Securities Act and the Securities Exchange Act of 1934, as amended.

PROSPECTUS
AUTOMATIC DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN
COMMON SHARES ($5 PAR VALUE)
Otter Tail Corporation’s Automatic Dividend Reinvestment and Share Purchase Plan provides the corporation’s common and preferred shareholders, residents of the States of Arizona, Florida, Minnesota, North Dakota, South Dakota and Texas (defined in this prospectus as “qualifying residents”), and retail customers of Otter Tail Power Company with a convenient method of purchasing Otter Tail common shares, $5 par value, without paying any brokerage fees or service charges. Current record holders of common and preferred shares can purchase additional common shares by reinvesting all or a portion of their dividends and/or making optional cash investments. Qualifying residents and customers of Otter Tail Power Company who are not Otter Tail Corporation shareholders can purchase common shares and thereafter participate in the plan by enrolling with a minimum initial investment of $250 (for qualifying residents) or $100 (for customers of Otter Tail Power Company). Individuals who are not Otter Tail Corporation shareholders, qualifying residents or customers of Otter Tail Power Company may participate in the plan only after becoming a shareholder of record by purchasing common or preferred shares through an independent broker.
The shares purchased under the plan may be new issue common shares or common shares purchased on the open market. New issue common shares will be purchased from the corporation at the current market price of common shares as determined by the corporation on the basis of the average of the high and low sales prices of common shares on the applicable investment date as reported on the NASDAQ Global Select Market. The price of common shares purchased on the open market will be the weighted average price per share at which shares are purchased on the open market for the relevant period.
Otter Tail Corporation is offering a total of 1,000,000 common shares under the plan.
Otter Tail Corporation’s common shares are traded on the NASDAQ Global Select Market under the symbol “OTTR.”
Otter Tail Corporation’s principal executive offices are located at 215 South Cascade Street, P.O. Box 496, Fergus Falls, Minnesota 56538-0496 and 4334 18th Avenue SW, Suite 200, P.O. Box 9156, Fargo, North Dakota 58106-9156. Otter Tail Corporation’s telephone number for shareholder inquiries is 800-664-1259. Inquiries may also be sent by electronic mail at sharesvc@ottertail.com.

Investing in Otter Tail Corporation’s common shares involves risks. See “Risk factors” beginning on page 3.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these common shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 1, 2009

Where you can find more information
Otter Tail Corporation files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). These SEC filings are available to the public through the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document Otter Tail Corporation files with the SEC at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 800-SEC-0330 for further information about its public reference facilities and their copy charges.
The SEC allows Otter Tail Corporation to incorporate by reference the information Otter Tail Corporation files with them. This allows Otter Tail Corporation to disclose important information to you by referencing those filed documents. Otter Tail Corporation has previously filed the following documents with the SEC and is incorporating them by reference into this prospectus (other than any portions of any such documents that are not deemed “filed” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with the Exchange Act and applicable SEC rules):
•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•	Current Reports on Form 8-K filed on April 24, 2009, May 5, 2009, June 26, 2009 and July 1, 2009; and

•	The description of Otter Tail Corporation’s common shares contained in any registration statement or report filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.
Otter Tail Corporation also is incorporating by reference any future filings made by it with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is completed. The most recent information that Otter Tail Corporation files with the SEC automatically updates and supersedes more dated information.
You can obtain a copy of any documents which are incorporated by reference in this prospectus, except for exhibits which are specifically incorporated by reference into those documents, at no cost, by writing or telephoning:
Otter Tail Corporation
Shareholder Services Department
215 South Cascade Street, Box 496
Fergus Falls, Minnesota 56538-0496
(800) 664-1259 (toll free)
(218) 739-8479 (locally)
You should rely only on the information contained or incorporated by reference in this prospectus. Otter Tail Corporation has not authorized anyone to provide you with different information. Otter Tail Corporation is not offering to sell the common shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus or any document incorporated by reference is accurate only as of the date on the front cover of the applicable document. Otter Tail Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

About Otter Tail Corporation
Otter Tail Corporation and its subsidiaries reach customers in all 50 states and international markets. The businesses of the corporation have been classified into six segments based on products and services: Electric, Plastics, Manufacturing, Health Services, Food Ingredient Processing and Other Business Operations.
•	Electric includes the production, transmission, distribution and sale of electric energy in Minnesota, North Dakota and South Dakota under the name Otter Tail Power Company (the “electric utility”). In addition, the electric utility is an active wholesale participant in the Midwest Independent Transmission System Operator (“MISO”) markets. The electric utility operations have been the corporation’s primary business since 1907.

•	Plastics consists of businesses producing polyvinyl chloride (“PVC”) pipe in the Upper Midwest and Southwest regions of the United States.

•	Manufacturing consists of businesses in the following manufacturing activities: production of wind towers, contract machining, metal parts stamping and fabrication, and production of waterfront equipment, material and handling trays and horticultural containers. These businesses have manufacturing facilities in Florida, Illinois, Minnesota, Missouri, North Dakota, Oklahoma and Ontario, Canada and sell products primarily in the United States.

•	Health Services consists of businesses involved in the sale of diagnostic medical equipment, patient monitoring equipment and related supplies and accessories. These businesses also provide equipment maintenance, diagnostic imaging services and rental of diagnostic medical imaging equipment to various medical institutions located throughout the United States.

•	Food Ingredient Processing consists of Idaho Pacific Holdings, Inc. (“IPH”), which owns and operates potato dehydration plants in Ririe, Idaho; Center, Colorado; and Souris, Prince Edward Island, Canada. IPH produces dehydrated potato products that are sold in the United States, Canada and other countries.

•	Other Business Operations consists of businesses in residential, commercial and industrial electric contracting industries, fiber optic and electric distribution systems, wastewater and HVAC systems construction, transportation and energy services. These businesses operate primarily in the Central United States, except for the transportation company which operates in 48 states and four Canadian provinces.
Otter Tail Corporation’s electric operations, including wholesale power sales, are operated by its wholly-owned subsidiary, Otter Tail Power Company, and the energy services operation is operated as a separate wholly-owned subsidiary of Otter Tail Corporation. Substantially all of the other businesses are owned by Otter Tail Corporation’s wholly-owned subsidiary, Varistar Corporation.
Otter Tail Corporation was incorporated in June 2009 under the laws of the State of Minnesota in connection with Otter Tail Corporation’s holding company reorganization on July 1, 2009. As a result of the reorganization, Otter Tail Power Company, which had previously been operated as a division of Otter Tail Corporation, became a wholly-owned subsidiary of the new parent holding company named Otter Tail Corporation. References in this prospectus to Otter Tail and corporation refer to Otter Tail Corporation including its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

Risk factors
An investment in Otter Tail Corporation’s common shares involves risks. You should carefully consider the risks described below as well as the other information included or incorporated by reference in this prospectus before making an investment decision with respect to Otter Tail Corporation’s common shares. Additional risks not presently known to the corporation or that the corporation currently deems immaterial may also impair the corporation’s business operations.
Risks Related to the Business
General
Federal and state environmental regulation could require Otter Tail Corporation to incur substantial capital expenditures and increased operating costs.
Otter Tail Corporation is subject to federal, state and local environmental laws and regulations relating to air quality, water quality, waste management, natural resources and health safety. These laws and regulations regulate the modification and operation of existing facilities, the construction and operation of new facilities and the proper storage, handling, cleanup and disposal of hazardous waste and toxic substances. Compliance with these legal requirements requires the corporation to commit significant resources and funds toward environmental monitoring, installation and operation of pollution control equipment, payment of emission fees and securing environmental permits. Obtaining environmental permits can entail significant expense and cause substantial construction delays. Failure to comply with environmental laws and regulations, even if caused by factors beyond the corporation’s control, may result in civil or criminal liabilities, penalties and fines.
Existing environmental laws or regulations may be revised and new laws or regulations may be adopted or become applicable to the corporation. Revised or additional regulations, which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from customers, could have a material effect on the corporation’s results of operations.
Volatile financial markets and changes in Otter Tail Corporation’s debt ratings could restrict its ability to access capital and increase borrowing costs and pension plan expenses.
Otter Tail Corporation relies on access to both short- and long-term capital markets as a source of liquidity for capital requirements not satisfied by cash flows from operations. If it is not able to access capital at competitive rates, the corporation’s ability to implement its business plans may be adversely affected. Market disruptions or a downgrade of the corporation’s credit ratings may increase the cost of borrowing or adversely affect its ability to access one or more financial markets.
Disruptions, uncertainty or volatility in the financial markets can also adversely impact the corporation’s results of operations, the ability of customers to finance purchases of goods and services, and the corporation’s financial condition as well as exert downward pressure on stock prices and/or limit the corporation’s ability to sustain its current common stock dividend level.
Changes in the U.S. capital markets could also have significant effects on the corporation’s pension plan. The corporation’s pension income or expense is affected by factors including the market performance of the assets in the master pension trust maintained for the pension plan for some of the corporation’s employees, the weighted average asset allocation and long-term rate of return of the corporation’s pension plan assets, the discount rate used to determine the service and interest cost components of the corporation’s net periodic pension cost and assumed rates of increase in its employees’ future compensation. If the corporation’s pension plan assets do not achieve positive rates of return, or if the corporation’s estimates and assumed rates are not accurate, the corporation’s earnings may decrease because net periodic pension costs would rise and the corporation could be required to provide additional funds to cover the corporation’s obligations to employees under the pension plan.
As of December 31, 2008, the corporation’s defined benefit pension plan assets had declined significantly since December 31, 2007. The corporation is not required to make a mandatory contribution to the pension plan in 2009. However, if the market value of pension plan assets continues to decline and relief under the Pension Protection Act is no longer granted, the corporation could be required to contribute additional capital to the pension plan.
Any significant impairment of Otter Tail Corporation’s goodwill would cause a decrease in its assets and a reduction in its net operating performance.
Otter Tail Corporation had approximately $106.8 million of goodwill recorded on its consolidated balance sheet as of December 31, 2008. The corporation has recorded goodwill for businesses in each of its business segments, except for the electric utility. If the corporation makes changes in its business strategy or if market or other conditions adversely affect operations in any of these businesses, the corporation may be forced to record an impairment charge, which would lead to decreased assets and a reduction in net operating performance. Goodwill is tested for impairment annually or whenever events or changes in circumstances indicate impairment may have occurred. If the testing performed indicates that impairment has occurred, the corporation is required to record an impairment charge for the difference between the carrying value of the goodwill and the implied fair value of the goodwill in the period the determination is made. The testing of goodwill for impairment requires the corporation to make significant estimates about its future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in business operations, future business operating performance, changes in competition or changes in technologies. Any changes in key assumptions, or actual performance compared with key assumptions, about the corporation’s business and its future prospects or other assumptions could affect the fair value of one or more business segments, which may result in an impairment charge.
The corporation currently has $24.3 million of goodwill and a $3.3 million nonamortizable trade name recorded on its balance sheet related to the acquisition of IPH in 2004. If conditions of low sales prices, high energy and raw material costs and a shortage of raw potato supplies return, as experienced in 2006, or operating margins do not improve according to the corporation’s projections, the reductions in anticipated cash flows from this business may indicate that its fair value is less than its book value resulting in an impairment of some or all of the goodwill and nonamortizable intangible assets associated with IPH and a corresponding charge against earnings.
The corporation currently has $12.3 million of goodwill and $4.9 million in nonamortizable trade names recorded on its balance sheet related to the acquisition of ShoreMaster, Inc. (“ShoreMaster”) and its subsidiary companies. If current economic conditions continue to impact the amount of sales of waterfront products and ShoreMaster is not successful with reorganizing and streamlining its business to improve operating margins according to the corporation’s projections, the reductions in anticipated cash flows from this business may indicate that its fair value is less than its book value resulting in an impairment of some or all of the goodwill and nonamortizable intangible assets associated with ShoreMaster and a corresponding charge against earnings.
A sustained decline in the corporation’s common stock price below book value may result in goodwill impairments that could adversely affect its results of operations and financial position, as well as its credit facility covenants.
Economic conditions could negatively impact Otter Tail Corporation’s businesses.
Otter Tail Corporation’s businesses are affected by local, national and worldwide economic conditions. The current tightening of credit in financial markets could continue to adversely affect the ability of customers to finance purchases of the corporation’s goods and services, resulting in decreased orders, cancelled or deferred orders, slower payment cycles, and increased bad debt and customer bankruptcies. The corporation’s businesses may also be adversely affected by decreases in the general level of economic activity, such as decreases in business and consumer spending. A decline in the level of economic activity and uncertainty regarding energy and commodity prices could adversely affect its results of operations and its future growth.
If Otter Tail Corporation is unable to achieve the organic growth it expects, its financial performance may be adversely affected.
Otter Tail Corporation expects much of its growth in the next few years will come from major capital investment at existing companies. To achieve the organic growth the corporation expects it will have to have access to the capital markets, be successful with capital expansion programs related to organic growth, develop new products and services, expand its markets and increase efficiencies in its businesses. Competitive and economic factors could adversely affect the corporation’s ability to do this. If the corporation is unable to achieve and sustain consistent organic growth, it will be less likely to meet its revenue growth targets, which together with any resulting impact on its net income growth, may adversely affect the market price of the corporation’s common shares.
Otter Tail Corporation’s plans to grow and diversify through acquisitions may not be successful, which could result in poor financial performance.
As part of Otter Tail Corporation’s business strategy, it intends to acquire new businesses. The corporation may not be able to identify appropriate acquisition candidates or successfully negotiate, finance or integrate acquisitions. If it is unable to make acquisitions, it may be unable to realize the growth it anticipates. Future acquisitions could involve numerous risks including: difficulties in integrating the operations, services, products and personnel of the acquired business; and the potential loss of key employees, customers and suppliers of the acquired business. If the corporation is unable to successfully manage these risks of an acquisition, it could face reductions in net income in future periods.
Otter Tail Corporation’s plans to acquire, grow and operate its nonelectric businesses could be limited by state law.
Otter Tail Corporation’s plans to acquire, grow and operate its nonelectric businesses could be adversely affected by legislation in one or more states that may attempt to limit the amount of diversification permitted in a holding company structure that includes a regulated utility company or affiliated nonelectric companies.
The terms of some of Otter Tail Corporation’s contracts could expose it to unforeseen costs and costs not within its control, which may not be recoverable and could adversely affect its results of operations and financial condition.
DMI Industries, Inc. and ShoreMaster, two businesses in Otter Tail Corporation’s manufacturing segment, and its construction companies frequently provide products and services pursuant to fixed-price contracts. Revenues recognized on jobs in progress under fixed-price contracts for the year ended December 31, 2008 were $425 million. Under those contracts, the corporation agreed to perform the contract for a fixed price and, as a result, can improve its expected profit by superior contract performance, productivity, worker safety and other factors resulting in cost savings. However, the corporation could incur cost overruns above the approved contract price, which may not be recoverable.
Fixed-price contract prices are established based largely upon estimates and assumptions relating to project scope and specifications, personnel and material needs. These estimates and assumptions may prove inaccurate or conditions may change due to factors out of the corporation’s control, resulting in cost overruns, which the corporation may be required to absorb and that could have a material adverse effect on its business, financial condition and results of its operations. In addition, the corporation’s profits from these contracts could decrease and the corporation could experience losses if it incurs difficulties in performing the contracts or is unable to secure fixed-pricing commitments from its manufacturers, suppliers and subcontractors at the time it enters into fixed-price contracts with its customers.

Otter Tail Corporation is subject to risks associated with energy markets.
Otter Tail Corporation’s businesses are subject to the risks associated with energy markets, including market supply and increasing energy prices. If the corporation is faced with shortages in market supply, it may be unable to fulfill its contractual obligations to its retail, wholesale and other customers at previously anticipated costs. This could force the corporation to obtain alternative energy or fuel supplies at higher costs or suffer increased liability for unfulfilled contractual obligations. Any significantly higher than expected energy or fuel costs would negatively affect the corporation’s financial performance.
Certain of Otter Tail Corporation’s operating companies sell products to consumers that could be subject to recall.
Certain of Otter Tail Corporation’s operating companies sell products to consumers that could be subject to recall due to product defect or other safety concerns. If such a recall were to occur, it could have a negative impact on the corporation’s consolidated results of operations and financial position.
Electric
Otter Tail Corporation may experience fluctuations in revenues and expenses related to the corporation’s electric operations, which may cause its financial results to fluctuate and could impair its ability to make distributions to shareholders or scheduled payments on its debt obligations.
A number of factors, many of which are beyond Otter Tail Corporation’s control, may contribute to fluctuations in the corporation’s revenues and expenses from electric operations, causing the corporation’s net income to fluctuate from period to period. These risks include fluctuations in the volume and price of sales of electricity to customers or other utilities, which may be affected by factors such as mergers and acquisitions of other utilities, geographic location of other utilities, transmission costs (including increased costs related to operations of regional transmission organizations), changes in the manner in which wholesale power is sold and purchased, unplanned interruptions at the electric utility’s generating plants, the effects of regulation and legislation, demographic changes in the electric utility’s customer base and changes in the electric utility’s customer demand or load growth. Electric wholesale margins have been significantly and adversely affected by increased efficiencies in the MISO market. Electric wholesale trading margins could also be adversely affected by losses due to trading activities. Other risks include weather conditions or changes in weather patterns (including severe weather that could result in damage to the electric utility’s assets), fuel and purchased power costs and the rate of economic growth or decline in the electric utility’s service areas. A decrease in revenues or an increase in expenses related to the corporation’s electric operations may reduce the amount of funds available for its existing and future businesses, which could result in increased financing requirements, impair its ability to make expected distributions to shareholders or impair its ability to make scheduled payments on its debt obligations.
As of December 31, 2008 the electric utility had capitalized $11.6 million in costs related to the planned construction of a second electric generating unit at the electric utility’s Big Stone Plant site. If the project is abandoned for permitting or other reasons, a portion of these capitalized costs and others incurred in future periods may be subject to expense and may not be recoverable. Additionally, if the electric utility is unable to complete the construction of Big Stone II and commence operations or find other alternatives to meet generation needs, it may be forced to purchase power in order to meet customer needs. There is no guarantee that in such a case the electric utility would be able to obtain sufficient supplies of power at reasonable costs. If the electric utility is forced to pay higher than normal prices for power, the increase in costs could reduce the corporation’s earnings if the electric utility is not able to recover the increased costs from its electric customers through the fuel clause adjustment.
Actions by the regulators of Otter Tail Corporation’s electric operations could result in rate reductions, lower revenues and earnings or delays in recovering capital expenditures.
Otter Tail Corporation is subject to federal and state legislation, government regulations and regulatory actions that may have a negative impact on its business and results of operations. The electric rates that the electric utility is allowed to charge for its electric services are one of the most important items influencing the corporation’s financial position, results of operations and liquidity. The rates that the electric utility charges its electric customers are subject to review and determination by state public utility commissions in Minnesota, North Dakota and South Dakota. The electric utility is also regulated by the Federal Energy Regulatory Commission (“FERC”). An adverse decision by one or more regulatory commissions concerning the level or method of determining electric utility rates, the authorized returns on equity, implementation of enforceable federal reliability standards or other regulatory matters, permitted business activities (such as ownership or operation of nonelectric businesses) or any prolonged delay in rendering a decision in a rate or other proceeding (including with respect to the recovery of capital expenditures in rates) could result in lower revenues and net income.
Future operating results of the corporation’s electric segment will be impacted by the outcome of a rate case filed in North Dakota on November 3, 2008 requesting an overall increase in North Dakota retail rates of 5.14%. The filing included a request for an interim rate increase of 4.07%, which went into effect on January 1, 2009. Interim rates will remain in effect for all North Dakota customers until the North Dakota Public Service Commission makes a final determination on the electric utility’s request, which is expected by August 1, 2009. If final rates are lower than interim rates, the electric utility will refund North Dakota customers the difference with interest.
Otter Tail Corporation may not be able to respond effectively to deregulation initiatives in the electric industry, which could result in reduced revenues and earnings.
Otter Tail Corporation may not be able to respond in a timely or effective manner to the changes in the electric industry that may occur as a result of regulatory initiatives to increase wholesale competition. These regulatory initiatives may include further deregulation of the electric utility industry in wholesale markets. Although the corporation does not expect retail competition to come to the states of Minnesota, North Dakota and South Dakota in the foreseeable future, it expects competitive forces in the electric supply segment of the electric business to continue to increase, which could reduce its revenues and earnings.
The electric utility’s electric generating facilities are subject to operational risks that could result in unscheduled plant outages, unanticipated operation and maintenance expenses and increased power purchase costs.
Operation of electric generating facilities involves risks which can adversely affect energy output and efficiency levels. Most of the electric utility’s generating capacity is coal-fired. The electric utility relies on a limited number of suppliers of coal, making it vulnerable to increased prices for fuel as existing contracts expire or in the event of unanticipated interruptions in fuel supply. The electric utility is a captive rail shipper of the BNSF Railway for shipments of coal to its Big Stone and Hoot Lake plants, making it vulnerable to increased prices for coal transportation from a sole supplier. Higher fuel prices result in higher electric rates for the electric utility’s retail customers through fuel clause adjustments and could make it less competitive in wholesale electric markets. Operational risks also include facility shutdowns due to breakdown or failure of equipment or processes, labor disputes, operator error and catastrophic events such as fires, explosions, floods, intentional acts of destruction or other similar occurrences affecting the electric utility’s electric generating facilities. The loss of a major generating facility would require the electric utility to find other sources of supply, if available, and expose it to higher purchased power costs.
Changes to regulation of generating plant emissions, including but not limited to carbon dioxide (“CO2”) emissions, could affect the electric utility’s operating costs and the costs of supplying electricity to its customers.
Existing or new laws or regulations passed or issued by federal or state authorities addressing climate change or reductions of greenhouse gas emissions, such as mandated levels of renewable generation, mandatory reductions in CO2 emission levels, taxes on CO2 emissions or cap and trade regimes, that result in increases in electric service costs could negatively impact the corporation’s net income, financial position and operating cash flows if such costs cannot be recovered through rates granted by ratemaking authorities in the states where the electric utility provides service or through increased market prices for electricity.
Plastics
Otter Tail Corporation’s plastics operations are highly dependent on a limited number of vendors for PVC resin and a limited supply of PVC resin. The loss of a key vendor, or any interruption or delay in the supply of PVC resin, could result in reduced sales or increased costs for the corporation’s plastics business.
Otter Tail Corporation relies on a limited number of vendors to supply the PVC resin used in its plastics business. Two vendors accounted for approximately 94% of the corporation’s total purchases of PVC resin in 2008 and approximately 95% of the corporation’s total purchases of PVC resin in 2007. In addition, the supply of PVC resin may be limited primarily due to manufacturing capacity and the limited availability of raw material components. A majority of U.S. resin production plants are located in the Gulf Coast region, which may increase the risk of a shortage of resin in the event of a hurricane or other natural disaster in that region. The loss of a key vendor or any interruption or delay in the availability or supply of PVC resin could disrupt the corporation’s ability to deliver its plastic products, cause customers to cancel orders or require the corporation to incur additional expenses to obtain PVC resin from alternative sources, if such sources are available.
Otter Tail Corporation competes against a large number of other manufacturers of PVC pipe and manufacturers of alternative products. Customers may not distinguish the corporation’s products from those of its competitors.
The plastic pipe industry is highly fragmented and competitive due to the large number of producers and the fungible nature of the product. Otter Tail Corporation competes not only against other PVC pipe manufacturers, but also against ductile iron, steel, concrete and clay pipe manufacturers. Due to shipping costs, competition is usually regional instead of national in scope, and the principal areas of competition are a combination of price, service, warranty and product performance. The corporation’s inability to compete effectively in each of these areas and to distinguish the corporation’s plastic pipe products from competing products may adversely affect the financial performance of the corporation’s plastics business.
Reductions in PVC resin prices can negatively affect Otter Tail Corporation’s plastics business.
The PVC pipe industry is highly sensitive to commodity raw material pricing volatility. Historically, when resin prices are rising or stable, margins and sales volume have been higher and when resin prices are falling, sales volumes and margins have been lower. Reductions in PVC resin prices could negatively affect PVC pipe prices, profit margins on PVC pipe sales and the value of the corporation’s finished goods inventory.
Manufacturing
Competition from foreign and domestic manufacturers, the price and availability of raw materials, fluctuations in foreign currency exchange rates and general economic conditions could affect the revenues and earnings of Otter Tail Corporation’s manufacturing businesses.
Otter Tail Corporation’s manufacturing businesses are subject to intense risks associated with competition from foreign and domestic manufacturers, many of whom have broader product lines, greater distribution capabilities, greater capital resources, larger marketing, research and development staffs and facilities and other capabilities that may place downward pressure on margins and profitability. The companies in the corporation’s manufacturing segment use a variety of raw materials in the products they manufacture, including steel, lumber, concrete, aluminum and resin. Costs for these items have increased significantly and may continue to increase. If the corporation’s manufacturing businesses are not able to pass on cost increases to their customers, it could have a negative effect on profit margins in the corporation’s manufacturing segment.

Each of the corporation’s manufacturing companies has significant customers and concentrated sales to such customers. If the corporation’s relationships with significant customers should change materially, it would be difficult to immediately and profitably replace lost sales. Fluctuations in foreign currency exchange rates could have a negative impact on the net income and competitive position of the corporation’s wind tower manufacturing operations in Ft. Erie, Ontario because the plant pays its operating expenses in Canadian dollars.
Health Services
Changes in the rates or methods of third-party reimbursements for Otter Tail Corporation’s diagnostic imaging services could result in reduced demand for those services or create downward pricing pressure, which would decrease the corporation’s revenues and earnings.
Otter Tail Corporation’s health services businesses derive significant revenue from direct billings to customers and third-party payors such as Medicare, Medicaid, managed care and private health insurance companies for the corporation’s diagnostic imaging services. Moreover, customers who use the corporation’s diagnostic imaging services generally rely on reimbursement from third-party payors. Adverse changes in the rates or methods of third-party reimbursements could reduce the number of procedures for which the corporation or its customers can obtain reimbursement or the amounts reimbursed to the corporation or its customers.
Otter Tail Corporation’s health services businesses may be unable to continue to maintain agreements with Philips Medical from which the corporation derives significant revenues from the sale and service of Philips Medical diagnostic imaging equipment.
Otter Tail Corporation’s health services business agreement with Philips Medical expires on December 31, 2013. This agreement can be terminated on 180 days written notice by either party for any reason. It also includes other compliance requirements. If this agreement is terminated under the existing termination provisions or the corporation was not able to comply with the agreement, the financial results of the corporation’s health services operations would be adversely affected.
Technological change in the diagnostic imaging industry could reduce the demand for diagnostic imaging services and require Otter Tail Corporation’s health services operations to incur significant costs to upgrade its equipment.
Although Otter Tail Corporation believes substantially all of its diagnostic imaging systems can be upgraded to maintain their state-of-the-art character, the development of new technologies or refinements of existing technologies might make Otter Tail Corporation’s existing systems technologically or economically obsolete, or cause a reduction in the value of, or reduce the need for, the corporation’s systems.
Actions by regulators of Otter Tail Corporation’s health services operations could result in monetary penalties or restrictions in the corporation’s health services operations.
Otter Tail Corporation’s health services operations are subject to federal and state regulations relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and payment of services. The corporation’s failure to comply with these regulations, including new regulations released October 30, 2008 by the Center for Medicare & Medical Services, or the corporation’s inability to obtain and maintain necessary regulatory approvals, may result in adverse actions by regulators with respect to the corporation’s health services operations, which may include civil and criminal penalties, damages, fines, injunctions, operating restrictions or suspension of operations. Any such action could adversely affect the corporation’s financial results. Courts and regulatory authorities have not fully interpreted a significant number of these laws and regulations, and this uncertainty in interpretation increases the risk that the corporation may be found to be in violation. Any action brought against the corporation for violation of these laws or regulations, even if successfully defended, may result in significant legal expenses and divert management’s attention from the operation of the corporation’s businesses.

Food Ingredient Processing
Otter Tail Corporation’s company that processes dehydrated potato flakes, flour and granules, IPH, competes in a highly competitive market and is dependent on adequate sources of potatoes for processing.
The market for processed, dehydrated potato flakes, flour and granules is highly competitive. The profitability and success of Otter Tail Corporation’s potato processing company is dependent on superior product quality, competitive product pricing, strong customer relationships, raw material costs, fuel prices and availability and customer demand for finished goods. In most product categories, the corporation’s company competes with numerous manufacturers of varying sizes in the United States.
The principal raw material used by the corporation’s potato processing company is washed process-grade potatoes from growers. These potatoes are unsuitable for use in other markets due to imperfections. They are not subject to the United States Department of Agriculture’s general requirements and expectations for size, shape or color. While the corporation’s food ingredient processing company has processing capabilities in three geographically distinct growing regions, there can be no assurance it will be able to obtain raw materials due to poor growing conditions, a loss of key growers and other factors. A loss or shortage of raw materials or the necessity of paying much higher prices for raw materials or fuel could adversely affect the financial performance of this company. Fluctuations in foreign currency exchange rates could have a negative impact on the corporation’s potato processing company’s net income and competitive position because approximately 25% of IPH sales in 2008 were outside the United States and the Canadian plant pays its operating expenses in Canadian dollars.
Other Business Operations
Otter Tail Corporation’s construction companies may be unable to properly bid and perform on projects.
The profitability and success of Otter Tail Corporation’s construction companies require it to identify, estimate and timely bid on profitable projects. The quantity and quality of projects up for bids at any time is uncertain. Additionally, once a project is awarded, the corporation must be able to perform within cost estimates that were set when the bid was submitted and accepted. A significant failure or an inability to properly bid or perform on projects could lead to adverse financial results for the corporation’s construction companies.
Risks Related to the Securities
Otter Tail Corporation’s board of directors has the power to issue series of cumulative preferred shares and cumulative preference shares and to designate the rights and preferences of those series, which could adversely affect the voting power, dividend, liquidation and other rights of holders of the corporation’s common shares.
Under Otter Tail Corporation’s articles of incorporation, its board of directors has the power to issue series of cumulative preferred shares and cumulative preference shares and to designate the rights and preferences of those series. Therefore, the corporation’s board of directors may designate a new series of cumulative preferred shares or cumulative preference shares with the rights, preferences and privileges that the board of directors deems appropriate, including special dividend, liquidation and voting rights. The creation and designation of a new series of cumulative preferred shares or cumulative preference shares could adversely affect the voting power, dividend, liquidation and other rights of holders of the corporation’s common shares and, possibly, any other class or series of stock that is then in existence.
The market price of Otter Tail Corporation’s common shares may be volatile.
The market price of Otter Tail Corporation’s common shares may fluctuate significantly in response to a number of factors, some of which may be beyond the corporation’s control. These factors include the perceived prospects or actual operating results of the corporation’s electric and nonelectric businesses; changes in estimates of the corporation’s operating results by analysts, investors or the corporation; the corporation’s actual operating results relative to such estimates or expectations; actions or announcements by the corporation or its competitors; litigation and judicial decisions; legislative or regulatory actions; and changes in general economic or market conditions. In addition, the stock market in general has from time to time experienced extreme price and volume fluctuations. These market fluctuations could reduce the market price of the corporation’s common shares for reasons unrelated to its operating performance.
Otter Tail Corporation’s charter documents and Minnesota law contain provisions that could delay or prevent an acquisition of the corporation, which could inhibit the ability of holders of the corporation’s common shares to receive a premium on their investment from a possible sale of the corporation.
Otter Tail Corporation’s charter documents contain provisions that may discourage third parties from seeking to acquire the corporation. These provisions and specific provisions of Minnesota law relating to business combinations with interested shareholders may have the effect of delaying, deterring or preventing a merger or change in control of the corporation. Some of these provisions may discourage a future acquisition of the corporation even if shareholders would receive an attractive value for their shares or if a significant number of the corporation’s shareholders believed such a proposed transaction to be in their best interests. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so.
The payment of future dividends on Otter Tail Corporation’s common shares will be subject to the discretion of its board of directors.
Otter Tail Corporation has historically paid quarterly dividends on its common shares. Any determination to pay dividends in the future will be at the discretion of the corporation’s board of directors and will depend on the corporation’s earnings, financial condition, results of operations, capital requirements, regulatory restrictions, contractual restrictions and other factors that the board of directors may deem relevant.
Cautionary statement regarding forward-looking statements
This prospectus and the documents incorporated by reference may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Otter Tail Corporation and its subsidiaries. Statements preceded by, followed by or that include the words such as “may,” “will,” “expect,” “anticipate,” “continue,” “estimate,” “project,” “believes” or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the risks and uncertainties described in this prospectus, including under “Risk factors,” and the documents incorporated by reference in this prospectus. Any forward-looking statement contained in this prospectus and the documents incorporated by reference speaks only as of the date on which the statement is made, and Otter Tail Corporation undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for Otter Tail Corporation to predict all of the factors, nor can Otter Tail Corporation assess the effect of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Use of proceeds
Otter Tail Corporation will receive no proceeds from the offering of common shares through the plan unless common shares are purchased directly from the corporation. To the extent shares are purchased from Otter Tail Corporation, the net proceeds from the sale of such shares will be added to the corporation’s general funds and used for general corporate purposes. Otter Tail Corporation has no basis for estimating either the number of common shares that ultimately will be sold pursuant to the plan or the prices at which such shares will be sold.
Description of the plan
The following question and answer statements constitute the full provisions of Otter Tail Corporation’s Dividend Reinvestment and Share Purchase Plan (the “plan”).
Purpose
1.	What is the purpose of the plan?
The purpose of the plan is to provide Otter Tail Corporation shareholders, as well as qualifying residents and Otter Tail Power Company customers, with an economical and convenient method of purchasing Otter Tail Corporation common shares without paying brokerage fees or service charges. The terms and conditions of the plan are set forth below.
Advantages
2.	What are some of the advantages of participating in the plan?
•	Participation provides an economical and convenient way of automatically investing all or a portion of your cash dividend in, as well as the ability to make optional cash investments to purchase, Otter Tail Corporation common shares.

•	All shares are held in book-entry form in your plan account, which means you do not have to worry about safekeeping your stock certificates. You may obtain stock certificates out of your plan account without charge at any time, upon request.

•	You pay no brokerage fees on shares purchased for your plan account, and you can also sell up to 30 shares per month without incurring any brokerage fees.

•	Regular statements of account provide simplified recordkeeping.

•	Full investment of funds is possible under the plan since the plan permits fractions, up to four decimal places, of shares to be credited to your account.
Disadvantages
3.	What are some of the disadvantages of participating in the plan?
•	You are not able to precisely time your purchases or sales through the plan and will bear the market risk associated with the fluctuations in the price of the corporation’s common shares pending the investment of funds under the plan.

•	You will not earn interest on funds held pending their investment.

•	You may not pledge the shares credited to your plan account until you withdraw the shares from the plan.
Enrollment
4.	How do I enroll?
Eligible persons may enroll in the plan at any time by completing the appropriate authorization form and returning it to Otter Tail Corporation. You can obtain an authorization form by sending a written request to Otter Tail Corporation, Shareholder Services Department, 215 South Cascade Street, Box 496, Fergus Falls, Minnesota 56538-0496, or by calling the corporation at (800) 664-1259 or (218) 739-8479 (locally). You can also obtain the appropriate authorization form from the corporation’s web site which is at www.ottertail.com/investors/forms.cfm.
Participation
5.	Who is eligible?
Any holder of Otter Tail Corporation’s common or preferred shares, any qualifying resident and any Otter Tail Power Company retail customer is eligible to participate in the plan. If you are already a participant in the plan, you are not required to re-enroll.
If you are already a holder of record of OTTR shares, you must complete the appropriate authorization form to become a participant in the plan. If you are a beneficial owner of OTTR shares held by a broker or other custodial institution that has established procedures that permit their customers to participate in the plan, please contact such broker or institution for the appropriate authorization form.
Qualifying residents and retail customers of Otter Tail Power Company who are not already holders of common or preferred shares may join the plan by completing the appropriate authorization form and returning it to the Otter Tail Corporation Shareholder Services Department along with an initial cash investment of at least $250 (for qualifying residents) or $100 (for customers of Otter Tail Power Company). The maximum permitted initial cash investment for both qualifying residents and customers of Otter Tail Power Company is $10,000. Payments must be made by check or money order (made payable in U.S. dollars drawn on a U.S. bank) payable to “Otter Tail Corporation — D.R. Agent.”
Plan Procedures
6.	How does the plan work?
Participants can reinvest all dividends paid on full and fractional common and preferred shares to acquire additional common shares under the plan. Participants can elect to receive a cash dividend for shares held in certificate form. All dividends earned on shares held in book-entry form must be reinvested.
Once enrolled in the plan, participants also may make optional cash payments of a minimum of $10 and a maximum of $10,000 per month to purchase common shares.
Shares purchased with reinvested dividends and optional cash payments are held by the plan in book-entry form until the participant requests issuance of a stock certificate. A participant may instruct the corporation to sell up to, but not more than, 30 common shares credited to the participant’s plan account once during any calendar month.
Participants pay no brokerage fees or service charges in connection with the plan. Otter Tail Corporation will bear all administrative service fees.

All dividends earned on shares held in the plan in book-entry form will be automatically reinvested. Participants can reinvest all or none of the dividends earned on common or preferred shares held in certificate form. Fractions of shares, computed to four decimal places, as well as full shares, are credited to participants’ accounts. Regular Statements of Account will provide simplified record keeping.
Participants can deposit common share certificates for shares acquired through the plan or otherwise under the share deposit feature of the plan. (See “Stock Certificates” below.) Please note that preferred shares are not eligible for this service.
Investments
7.	How are investments made?
Shares for the plan may come either from authorized but unissued common shares (“new issue common shares”) or from purchases of common shares of Otter Tail Corporation made on any securities exchange where the shares are traded, in the over-the-counter market or in negotiated transactions. The corporation will decide when the plan will purchase new issue common shares or when common shares will be purchased on the open market. For open market purchases, U.S. Bank (the “agent”) will act as purchasing agent. The agent may purchase shares on such terms as to price, delivery, and otherwise as the agent may determine, subject to any restrictions imposed by federal or state securities laws.
Below are the various ways you can acquire shares:
Dividend Reinvestment
Dividends may be reinvested to purchase either new issue common shares or common shares purchased on the open market, as determined by the corporation. Common and/or preferred share dividends used to purchase new issue common shares will be invested on the dividend payment date (which is typically the tenth or first day, respectively, of each March, June, September and December) or, if that date is not a trading day, the preceding trading day. Common and/or preferred share dividends will normally be used by the agent to purchase common shares on the open market within 10 business days of the dividend payment date, depending on market conditions.
Participants can authorize full reinvestment of dividends on all shares. Participants can also authorize cash dividends to be paid on all common and/or preferred shares held in certificate form. Dividends on shares held in the plan in book-entry form will always be automatically reinvested. To change participation to allow receipt of dividends in cash for all shares or just shares held in certificate form, the corporation’s Shareholder Services Department must receive a written request for such change on or before the record date established for the particular dividend. If the request is received after the record date, the change will begin with the next dividend.
Cash Investment Option—Optional Cash Payments for Participants Enrolled in the Plan
Participants may, at any time, send checks or money orders only (made payable in U.S. dollars drawn on a U.S. bank) to make cash investments in the plan. Checks and money orders must be made payable to “Otter Tail Corporation—DR Agent” and sent with the authorization form or the detachable stub provided as part of the account statements participants receive. Otter Tail Corporation will process all payments on the date they are received. Payments post-dated and received on or before that date will be accepted as of the date received. Participants may vary cash investments from a minimum of $10 to a maximum of $10,000 per month.
For your convenience, automatic withdrawal from your checking or savings account is available. Funds are drawn from your account on or about the 15th of each month. To be eligible for this service, an authorization form must be completed at least 30 days in advance of the next purchase date. Please contact the Shareholder Services Department to obtain an authorization form.

Cash payments are invested monthly on the first day of each month or, if that date is not a trading day, the next trading day. In order to be invested in a particular month, cash payments must be received on or before the last business day of the preceding month. No interest will be paid on funds being held by Otter Tail Corporation or its agent.
Cash payments will be used to purchase either new issue common shares or common shares purchased on the open market, as determined by Otter Tail Corporation. Cash payments used to purchase new issue common shares will be invested on the investment date each month. Cash payments used to purchase common shares on the open market will normally be purchased by the agent on the first business day of each month.
Participants can request a refund of the current month’s cash payment by sending a written request to the Otter Tail Corporation Shareholder Services Department. The request must be received at least two business days prior to the investment date. Payments that are rejected by Otter Tail Corporation will be refunded to participants as promptly as practicable.
Pricing
8.	What is the price for shares acquired under the plan?
The price per share of new issue common shares will be the current market price of common shares as determined by Otter Tail Corporation on the basis of the average of the high and low sales prices of common shares on the applicable investment date as reported on the NASDAQ Global Select Market.
The price per share of shares purchased for the plan on the open market will be the weighted average price per share at which common shares of the corporation are actually purchased on the open market for the relevant period by the agent on behalf of all participants in the plan.
Otter Tail Corporation has no basis for estimating either the number or price of shares that will be purchased under the plan. Participants should be aware that since investment prices are determined as of specified dates, they may lose any advantages otherwise available from being able to select the timing of their investment. Neither Otter Tail Corporation nor the agent shall have any responsibility for the value of the common shares acquired for participants’ accounts.
Statements
9.	Are statements showing account records available and when are they sent?
The corporation will maintain an account for each plan participant and will send account statements to each participant as soon as practicable after each quarterly dividend reinvestment and each monthly cash investment. The statements include the participant’s current share balance and valuation as well as all year-to-date transactions. The statements are a participant’s continuing record of the cost of the participant’s purchases and should be retained for tax purposes (in particular, the statement issued in December of each year which summarizes account activity for the entire year). Included as a part of the statements is a form for making optional cash payments, selling shares, requesting certificates, depositing certificates, or withdrawing from the plan.
Stock Certificates
10.	How do I request a stock certificate for shares available in my plan account?
Normally, certificates for plan shares are not issued to participants unless requested. Instead, the shares are credited to plan accounts and are listed on account statements. This protects against loss, theft or destruction of stock certificates, and reduces Otter Tail Corporation’s administrative costs.

Participants can, however, request stock certificates for any number of full shares credited to their plan accounts. There is no charge for this service. A written request must be made to the Otter Tail Corporation Shareholder Services Department by completing the form provided as part of the account statements or by submitting a written request. A separate request must be made for each certificate requested specifying the number of full shares to be issued. Requests are processed as soon as practicable after receipt. Generally, the certificates are issued within five business days after Otter Tail Corporation receives the request. Any remaining full and fractional shares will continue to be credited to participants’ accounts. Certificates for fractional shares will not be issued under any conditions.
Otter Tail Corporation reserves the right to suspend its policy of issuing certificates, other than upon termination or withdrawal from the plan, at any time.
Registration of Share Certificates
Certificates can be registered and issued in names other than participants’ names subject to compliance with any applicable laws. To do this participants must complete a stock transfer form and return it to the Otter Tail Corporation Shareholder Services Department. This form must bear the signature of the registered holder(s) with the signature guaranteed by an eligible financial institution which is a member of a signature medallion program. These forms can be obtained from the Otter Tail Corporation Shareholder Services Department or at the corporate web site which is www.ottertail.com/investors/forms.cfm.
There will be a fee assessed to reregister shares to accommodate a brokerage or street-named account.
If a participant wants shares issued or a transfer to be effective for a particular dividend payment, the appropriate form must be received at least five days before the record date established for that dividend.
Shares credited to participants’ accounts may not be pledged and may not be assigned, except to another plan account. To pledge or assign shares participants must make a written request for certificates to be issued.
Safekeeping of Common Share Certificates
11. Can I deposit Common Share certificates I currently hold into the plan?
Participants can deposit any certificates for common shares of Otter Tail Corporation into the plan, whether such certificates were issued under the plan or otherwise, at no cost. To take advantage of this feature, participants must send certificates for common shares to the Otter Tail Corporation Shareholder Services Department together with the appropriate information on the form provided as part of the account statements or with a separate written request. Common shares represented by such certificates are credited to the appropriate participant account under the plan. If you are receiving a cash dividend for shares held in certificate form, you must continue to hold a certificate representing those shares. Once shares are deposited into the plan, dividends on such shares will be automatically reinvested.
Certificates for preferred shares of Otter Tail Corporation are not eligible for deposit.
Should participants choose to deposit certificates, Otter Tail Corporation recommends that registered or certified mail be used. The method used to submit certificates to Otter Tail Corporation is at the option and risk of the participant. Participants should submit their certificates without endorsement.

Terminating Participation
12. How do I terminate my participation in the plan?
Participation in the plan is voluntary, and a participant may terminate participation at any time by submitting the appropriate information on the form provided as part of account statements or by submitting a separate written request to the Otter Tail Corporation Shareholder Services Department.
The request for termination will be processed as soon as practicable after receipt. A stock certificate for full shares will normally be mailed within five business days after receipt of the request, unless the request is received between a dividend record date and a dividend payment date. If the request is received during this period, a certificate will generally not be sent out until the dividends paid for the quarter have been credited to your account. The fractional shares will normally be sold on the first trading day of each month. A check for the fractional share will be sent promptly. For income tax purposes the amount of the fractional share check is taxable and is reported accordingly. If the request to terminate has been received at least two business days prior to the investment date, any cash payments waiting for investment will be returned, without interest, as soon as practicable. Any subsequent dividends, if applicable, will be paid in cash.
Participants wishing to terminate with 30 or less shares credited under the plan may sell all but not less than all plan shares through Otter Tail Corporation, without the issuance of a certificate and without payment of a brokerage fee. (See “Selling Shares” below.)
After termination, previous participants can re-enroll in the plan by completing the appropriate authorization form. However, Otter Tail Corporation reserves the right to reject any authorization forms from previous participants on the grounds of excessive joining and termination. Such reservation is intended to minimize unnecessary administrative expense and to encourage use of the plan as a long-term investment service.
Selling Shares
13. Can I sell shares through the plan?
A participant may instruct Otter Tail Corporation to sell up to, but not more than, 30 common shares credited to the participant’s account by completing the information on the form provided as part of the account statements or by submitting a separate written request to the Otter Tail Corporation Shareholder Services Department. A participant may submit only one such request during a calendar month.
Shares are normally sold on the first trading day of each month. If a request to sell all shares in the account is received between the record date and payable date, the shares will not be sold until the dividends paid for the quarter have been credited to the participant’s account. In the event that shares being sold by terminating participants are needed to meet plan requirements, those shares will be purchased by the plan. In either case, the participant will normally receive the proceeds of the sale, less any backup withholding tax, within 10 days after the sale. The price of the plan shares sold on the open market will be the actual sale price of such shares. The price of shares purchased by the plan to meet plan requirements will be the average of the high and low sales prices of common shares on the date of purchase as reported on the NASDAQ Global Select Market.
Other Information
Stock Dividends and Stock Splits
Should Otter Tail Corporation declare a stock dividend or a stock split, the number of additional shares participants receive will be based on the number of shares in their account as of the record date for such stock dividend or stock split. Additional full and fractional shares that result from a stock dividend or a stock split will be credited to participants’ accounts. Stock dividend or stock split shares issued with respect to certificated shares held by participants will be mailed directly to the participants in the same manner as to shareholders who are not participating in the plan.

Rights to Purchase
In the event that Otter Tail Corporation makes available to its shareholders rights to purchase additional shares or other securities, the agent will sell such rights accruing to shares participating in the plan for the participant and will combine the funds from such sale with the next regular dividend or optional cash investment for reinvestment at that time. If a participant desires to exercise these rights, the participant should request that certificates be issued for full shares as provided herein.
Voting at the Annual Meeting of Shareholders
Otter Tail Corporation will vote all shares held in a participant’s account in the same way in which the participant votes common shares registered in the participant’s name by the regular proxy returned by the participant to the corporation. If Otter Tail Corporation sends participants a separate proxy covering the shares credited to their accounts, then such shares will be voted as designated in such separate proxy. In the event participants do not direct the voting of their shares by either such regular or separate proxy, the shares credited to their account will not be voted.
Company Responsibility in Administering the Plan
Otter Tail Corporation and the agent will have no responsibility beyond the exercise of ordinary care for any action taken or omitted pursuant to the plan nor will they have any duties, responsibilities or liabilities except such as are expressly set forth herein. In administering the plan, neither Otter Tail Corporation nor the agent will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability (a) arising out of failure to terminate a participant’s account upon death prior to receipt of notice in writing of such death; (b) with respect to the prices at which the shares are purchased or sold, the time such purchases or sales are made or any fluctuation in the market value before or after purchases or sales of shares; or (c) as to the value of the shares acquired for participants.
Participants should recognize that neither Otter Tail Corporation nor the agent can assure them of a profit or protect them against a loss on shares purchased or sold by them under the plan. Otter Tail Corporation believes that its serving as administrator, rather than a registered broker-dealer or a federally insured banking institution, poses no material risks to participants.
Otter Tail Corporation reserves the right to interpret and regulate the plan as may be necessary or desirable in connection with the operation of the plan. The terms and conditions of the plan and any authorization forms shall be governed by Minnesota law.
Company’s Right to Amend or Terminate the Plan
While Otter Tail Corporation expects to continue the plan indefinitely, it reserves the right to amend, modify, suspend or terminate the plan or participation therein, in whole or in part, at any time. Any such amendment, modification, suspension or termination will be announced to participants in advance.
Federal income tax information
The information set forth below is only a summary and does not claim to be a complete description of all tax consequences of participation in the plan. The description may be affected by future legislation, IRS rulings and regulations, or court decisions. Accordingly, participants should consult with their own tax advisors with respect to the federal, state, local and foreign tax consequences of participation in the plan.

What are the federal income tax consequences of participation in the plan?
For tax purposes, participants’ reinvested dividends are treated in the same manner they would have been treated had the participants received the dividends in cash on the applicable dividend payment date. Generally, the full amount of a dividend is taxable at a 15% rate at the time of payment.
Participants will not recognize any taxable income when stock certificates for full shares are issued from plan accounts. However, participants will recognize gain or loss when the shares are sold either at their request through Otter Tail Corporation or by the participant through the use of a broker. In addition, terminating participants will recognize gain or loss with respect to fractional shares sold. The amount of gain or loss in each case is the difference between the amount the participant receives for the shares or fractional shares sold and the participant’s cost basis in those shares. This gain or loss will be capital gain or loss provided the participant holds the shares as a capital asset, which is usually the case. Any capital gain will be taxed at long-term rates if the shares are held for more than one year and at short-term rates if held for one year or less.
How will participants be notified of their taxable dividend income?
Otter Tail Corporation will report the dividend income to participants and to the IRS on Form 1099-DIV. When shares are sold through Otter Tail Corporation, the corporation will report the proceeds from the sale to participants and to the IRS on Form 1099-B.
What is the federal tax basis of plan shares?
The tax basis of participants’ plan shares acquired is equal to their purchase price as indicated on account statements. Please be sure to retain your account statement (in particular, the statement issued for December of each year, which summarizes account activity for the entire year).
How does Otter Tail Corporation invest and report dividends subject to federal backup withholding or foreign tax withholding?
Otter Tail Corporation will invest an amount equal to the dividends less the amount of tax withheld. The net dividend will be used to purchase shares. The account statements and the Form 1099-DIV sent to participants subject to tax withholding will indicate the amount of tax withheld and will show the net dividend reinvested by Otter Tail Corporation. For federal income tax reporting purposes, the full amount of the dividend, including any amounts withheld under applicable backup withholding rules or withholding rules applicable to foreign participants, will be taxable dividend income to the participant.
Otter Tail Corporation notes that (i) the tax advice set forth herein was not intended or written to be used, and cannot be used by you or anyone else, for the purpose of avoiding federal income tax penalties that may be imposed; (ii) the advice was written to support the promotion or marketing of the transactions described herein; and (iii) Otter Tail Corporation urges you to consult your own tax advisor to determine your tax liability in connection with your participation in the plan or the subsequent disposition of shares received in connection with the plan.
Description of common shares
Otter Tail Corporation’s restated articles of incorporation, as amended (the “articles”) currently authorize the issuance of three classes of shares:
•	cumulative preferred shares, without par value (1,500,000 shares authorized),

•	cumulative preference shares, without par value (1,000,000 shares authorized), and

•	common shares, par value $5 per share (50,000,000 shares authorized).
As of March 31, 2009, there were outstanding 35,409,133 common shares, 155,000 cumulative preferred shares and no cumulative preference shares.
The Board of Directors is authorized to provide for the issue from time to time of cumulative preferred shares and cumulative preference shares in series and, as to each series, to fix the designation, annual dividend rate, quarterly dividend payment dates, redemption price or prices, voluntary and involuntary liquidation prices, conversion provisions, if any, and sinking fund provisions, if any, applicable to the shares of such series. As a result, the Board of Directors could, without shareholder approval, authorize the issuance of cumulative preferred shares or cumulative preference shares with dividend, redemption or conversion provisions that could have an adverse effect on the availability of earnings for distribution to the holders of common shares, or with voting, conversion or other rights that could proportionately reduce, minimize or otherwise adversely affect the voting power and other rights of holders of common shares.
The common shares are not entitled to any conversion or redemption rights. Holders of common shares do not have any preemptive right to subscribe for additional securities Otter Tail Corporation may issue. Otter Tail Corporation’s outstanding common shares are, and any newly issued common shares will be, fully paid and non-assessable. The transfer agents and registrars for the common shares are Otter Tail Corporation and Wells Fargo Bank, National Association.
The following statements with respect to Otter Tail Corporation’s articles are brief summaries of certain provisions of the articles, do not purport to be complete and are subject to the detailed provisions of the articles, a copy of which is filed with the SEC as an exhibit to the registration statement and is incorporated in this section by reference. Terms in italics are defined in the articles and are used herein as so defined.
Dividend Rights
Subject to the prior dividend rights of the holders of the cumulative preferred shares and the cumulative preference shares and the other limitations set forth in the following two paragraphs, dividends may be declared by the Board of Directors and paid from time to time upon the outstanding common shares from any funds legally available therefor.
Otter Tail Corporation and its subsidiaries are parties to agreements pursuant to which they borrow money, and certain covenants in these agreements may limit their ability to pay dividends or other distributions with respect to the common shares or to repurchase common shares. In addition, Otter Tail Corporation and its subsidiaries may become parties to future agreements that contain such restrictions.
So long as any cumulative preferred shares remain outstanding, Otter Tail Corporation shall not, without the consent of the holders of a majority of the aggregate voting power of the cumulative preferred shares of all series then outstanding (two-thirds if more than one-fourth vote negatively), declare, pay or set apart for payment any dividend on or purchase, redeem or otherwise acquire any common shares of Otter Tail Corporation unless, after giving effect thereto (a) common share equity shall equal at least 25% of total capitalization and (b) the earned surplus of Otter Tail Corporation shall not be less than $831,398. Moreover, no dividend shall be declared, paid or set apart for payment on the common shares (other than a dividend or distribution payable solely in common shares) nor shall any common shares be purchased or acquired by Otter Tail Corporation at any time while there is a default or deficiency with respect to a sinking or purchase fund established for the benefit of any series of the cumulative preferred shares or the cumulative preference shares. None of the outstanding series of Otter Tail Corporation’s cumulative preferred shares has a sinking or purchase fund.

Voting Rights
Subject to the rights of the holders of the cumulative preferred shares and the cumulative preference shares described below, only the holders of common shares have voting rights and are entitled to one vote for each share held.
In the event that four full quarterly dividend payments on the cumulative preference shares of any series shall be in default, the holders of the cumulative preference shares of all series at the time outstanding, voting as a class, shall thereafter elect two members of an eleven member Board of Directors. After any such default shall have been cured, the cumulative preference shares, as the case may be, shall be divested of such voting rights, subject to being revested in the event of subsequent such defaults.
The consent of the holders of at least two-thirds of the aggregate voting power of the cumulative preference shares of all series then outstanding is required to (a) create or authorize any shares of any class (other than the cumulative preferred shares, whether now or hereafter authorized) ranking prior to the cumulative preference shares as to dividends or assets, or (b) amend Otter Tail Corporation’s articles of incorporation so as to affect adversely any of the preferences or other rights of the cumulative preference shares, provided that if less than all series of cumulative preference shares are so affected, only the consent of the holders of at least two-thirds of the aggregate voting power of the affected series shall be required.
A majority (two-thirds if more than one-fourth vote negatively) of the aggregate voting power of the cumulative preference shares of all series then outstanding is required to (a) increase the number of authorized cumulative preference shares or create or authorize any shares of any class ranking on a parity with the cumulative preference shares as to dividends or assets, or (b) consolidate or merge into or with any other corporation or corporations or sell, lease or exchange all or substantially all of Otter Tail Corporation’s property and assets unless specified conditions are met.
Liquidation Rights
Upon any liquidation, dissolution or winding up of Otter Tail Corporation, the holders of common shares shall be entitled to receive pro rata all assets of Otter Tail Corporation distributable to shareholders after the payment of the respective liquidation preferences to the holders of the cumulative preferred shares and the cumulative preference shares.
Certain Provisions of Articles and Bylaws
Except at such times when holders of cumulative preferred shares and/or cumulative preference shares have special voting rights for the election of directors as described above, Otter Tail Corporation’s directors are elected for three-year, staggered terms by the holders of the common shares. Cumulative voting of the common shares in the election of directors is prohibited. In addition, Otter Tail Corporation’s bylaws provide that a vote of 75% of the common shares is required to remove directors who have been elected by the holders of common shares. The affirmative vote of 75% of the common shares is required to amend provisions of the articles and bylaws relating to the staggered terms and the removal of directors, unless approved by all of the continuing directors as specified therein.
The articles contain “fair price” provisions which require the affirmative vote of 75% of the voting power of the common shares to approve business combinations, including mergers, consolidations and sales of a substantial part of Otter Tail Corporation’s assets, with an interested shareholder or its affiliates or associates, unless specified price criteria and procedural requirements are met or unless the transaction is approved by the majority of the continuing directors. The articles also contain “anti-greenmail” provisions which preclude Otter Tail Corporation from making certain purchases of common shares at a price per share in excess of the fair market price from a substantial shareholder unless approved by the affirmative vote of 66 2/3% of the voting power of the common shares held by the disinterested shareholders. The “fair price” and “anti-greenmail” provisions of the articles may not be amended without the affirmative vote of the holders of at least 75% of the voting power of the common shares, unless approved by all of the continuing directors as specified therein.
The overall effect of the foregoing provisions of Otter Tail Corporation’s articles and bylaws, together with the ability of the Board of Directors to issue additional common shares, cumulative preferred shares and cumulative preference shares, may be to delay or prevent attempts by other persons or entities to acquire control of Otter Tail Corporation without negotiations with its Board of Directors.
Experts
The consolidated financial statements incorporated in this prospectus by reference from Otter Tail Corporation’s Annual Report on Form 10-K and the effectiveness of Otter Tail Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Validity of common shares
The validity of the issuance of the new issue common shares has been passed upon for Otter Tail Corporation by Dorsey & Whitney LLP, Minneapolis, Minnesota.
Other information
For further information and assistance, please contact:

Otter Tail Corporation
Shareholder Services Department
215 South Cascade Street, Box 496
Fergus Falls, Minnesota 56538-0496
Phone:	(800) 664-1259 (toll free)
(218) 739-8479 (locally)
Fax:	(218) 998-3165
sharesvc@ottertail.com (email)
www.ottertail.com
The information contained on the corporation’s web site is not part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus. Otter Tail Corporation has not authorized anyone to provide you with different information. Otter Tail Corporation is not offering to sell the common shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus or any document incorporated by reference is accurate only as of the date on the front cover of the applicable document. Otter Tail Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus

Automatic Dividend Reinvestment
and Share Purchase Plan

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 15. Indemnification of Directors and Officers
     Minnesota Statutes Section 302A.521 contains detailed provisions for indemnification of directors and officers of domestic or foreign corporations under certain circumstances and subject to certain limitations.
     Article VIII of the Bylaws of Otter Tail Corporation (the “Registrant”) contains provisions for indemnification of its directors and officers consistent with the provisions of Minnesota Statutes, Section 302A.521.
     Article X of the Restated Articles of Incorporation of the Registrant provides that a director shall not be liable to the Registrant or its shareholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Sections 302A.559 or 80A.23 of the Minnesota Statutes, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the date when said Article X became effective.
     The Registrant has obtained insurance policies indemnifying the Registrant and the Registrant’s directors and officers against certain civil liabilities and related expenses.
Item 16. Exhibits

Number	Description
2.1	Plan of Merger, dated as of June 30, 2009, by and among Otter Tail Corporation, Otter Tail Holding Company and Otter Tail Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Otter Tail Corporation, the predecessor company, filed with the Commission on July 1, 2009).

3.1	Restated Articles of Incorporation of the Registrant (including resolutions creating outstanding series of Cumulative Preferred Shares) (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K of the Registrant filed with the Commission on July 1, 2009).

3.2	Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K of the Registrant filed with the Commission on July 1, 2009).

5.1*	Opinion of Dorsey & Whitney LLP.

23.1*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).

23.2*	Consent of Deloitte & Touche LLP.

24.1*	Power of Attorney.

*	Filed herewith.

Item 17. Undertakings
(a) The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     (5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fergus Falls, State of Minnesota, on July 1, 2009.

OTTER TAIL CORPORATION
By:	/s/ Kevin G. Moug
Kevin G. Moug
Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to this registration statement has been signed on July 1, 2009 by the following persons in the capacities indicated.

Signature	Title

*	President and Chief Executive Officer and Director
John D. Erickson	(principal executive officer)

/s/ Kevin G. Moug	Chief Financial Officer
Kevin G. Moug	(principal financial and accounting officer)

*	Chairman of the Board and Director
John C. MacFarlane

*	Director
Karen M. Bohn

*	Director
Arvid R. Liebe

*	Director
Edward J. McIntyre

*	Director
Nathan I. Partain

*	Director
Joyce Nelson Schuette

*	Director
Gary J. Spies

*	Director
James B. Stake

* By:	/s/ Kevin G. Moug	Attorney-in-fact for the persons indicated above with an *
Kevin G. Moug
Pro Se and Attorney-in-Fact

EXHIBIT INDEX

Number	Description
2.1	Plan of Merger, dated as of June 30, 2009, by and among Otter Tail Corporation, Otter Tail Holding Company and Otter Tail Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Otter Tail Corporation, the predecessor company, filed with the Commission on July 1, 2009).

3.1	Restated Articles of Incorporation of the Registrant (including resolutions creating outstanding series of Cumulative Preferred Shares) (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K of the Registrant filed with the Commission on July 1, 2009).

3.2	Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K of the Registrant filed with the Commission on July 1, 2009).

5.1*	Opinion of Dorsey & Whitney LLP.

23.1*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).

23.2*	Consent of Deloitte & Touche LLP.

24.1*	Power of Attorney.

*	Filed herewith.